Exhibit 12.1

MALLINCKRODT PLC

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Three Months Ended		Fiscal Year
	December 27, 2013	December 28, 2012	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before taxes	$63.0	$36.9	$126.4	$236.1	$243.2	$243.2	$512.0

Fixed charges:
Interest expense after capitalized interest	9.5	0.1	19.2	0.1	0.4	0.6	—
Estimate of interest within rental expense	1.5	1.4	5.6	5.2	4.8	5.5	5.2

	$74.0	$38.4	$151.2	$241.4	$248.4	$249.3	$517.2

Fixed charges:
Interest expense before capitalized interest	$10.6	$0.1	$20.1	$0.1	$0.4	$0.6	$—
Estimate of interest within rental expense	1.5	1.4	5.6	5.2	4.8	5.5	5.2

	$12.1	$1.5	$25.7	$5.3	$5.2	$6.1	$5.2

Ratio of Earnings to Fixed Charges	6.1	25.6	5.9	45.5	47.8	40.9	99.5